SUPPL

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2006
(PREPARED BY MANAGEMENT)

	September 30, 2006 (UNAUDITED) $	December 31, 2005 (AUDITED) $
ASSETS		
Current		
Cash	48,014	79,258
Marketable securities (Note 2)	16,463	16,463
Accounts receivable	756	1,167
Prepaid expenses	1,500	1,500
	66,733	98,388
Note receivable (Note 3)	546,903	546,903
Investment in subsidiaries (Note 3)	561,630	597,086
Interests in mining properties (Note 4)	1,009,946	1,009,946
Natural gas interests (Note 5)	1,483,294	1,484,529
Investment in technology project	1	1
Capital assets	853	1,280
Total Assets	3,669,360	3,738,133
LIABILITIES		
Current		
Accounts payable	10,868	6,018
Current portion of consulting charge payable	35,100	35,100
	45,968	41,118
Consulting charge payable	70,200	105,300
	116,168	146,418
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,348,936	9,348,336
Contributed surplus (Note 6)	95,770	95,950
Deficit	(5,891,514)	(5,852,571)
	3,553,192	3,591,715
Total liabilities and shareholders' equity	3,669,360	3,738,133

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2006 $	2005 $	2006 $	2005 $
Revenue				
Investment and miscellaneous income	1,133	1,025	3,465	3,273
Gain on sale of marketable securities	–	–	–	56,416
	1,133	1,025	3,465	59,689
Expenses				
Administrative expenses	8,760	11,723	40,734	37,676
Stock-based compensation cost	–	32,000	–	32,000
Prospecting and general	16	180	357	472
Amortization	143	142	427	285
	8,919	44,045	41,518	70,433

dw 11/7

Net loss before share of net loss of equity investment	(7,786)	(43,020)	(38,053)	(10,744)
Share of net loss of equity investment	(310)	(280)	(890)	(860)
Net loss	(8,096)	(43,300)	(38,943)	(11,604)
Net loss per share – basic and fully diluted (Note 7)	(0.000)	(0.002)	(0.002)	0.000
CONSOLIDATED DEFICIT				
Balance, beginning of period	(5,883,418)	(5,848,466)	(5,852,571)	(5,880,162)
Net loss	(8,096)	(43,300)	(38,943)	(11,604)
Balance, end of period	(5,891,514)	(5,891,766)	(5,891,514)	(5,891,766)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	$	$	$	$
Operating activities				
Net loss	(8,096)	(43,300)	(38,943)	(11,604)
Items not affecting cash				
Share of net loss of equity investment	310	280	890	860
Stock-based compensation cost	–	32,000	–	32,000
Amortization	143	142	427	285
Gain on sale of marketable securities	–	–	–	(56,416)
Decrease accounts receivable	1,324	6,860	412	379
Decrease in due to director	–	–	–	(35,000)
Decrease in accounts payable	6,326	(33,017)	4,850	(6,053)
Decrease in consulting charge payable	–	–	(35,100)	(35,100)
Cash used in operating activities	7	(37,035)	(67,464)	(110,649)
Investing activities				
Deferred exploration expenditures	–	1,553	–	1,553
Proceeds on sale of marketable securities	–	–	–	71,971
Natural gas interest	30,970	49,838	1,235	(34,628)
Purchase of capital assets	–	–	–	(1,707)
Investment in subsidiaries	(61)	(1)	34,565	36,491
Cash provided by (used in) investing activities	30,909	51,390	35,800	73,680
Financing activities				
Issue of shares	–	12,000	600	92,000
Contributed surplus	–	–	(180)	–
Cash provided by financing activities	–	12,000	420	92,000
Change in cash	30,916	26,355	(31,244)	55,031
Cash, beginning of period	17,098	79,849	79,258	51,173
Cash, end of period	48,014	106,204	48,014	106,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated

financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at September 30, 2006 had a market value of $115,770 (December 31, 2005–$101,825).

3. Investment in subsidiaries

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property, Sibuyan Island lateritic nickel-cobalt property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at September 30, 2006 and to date, Crew has not yet put the property into production.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at September 30, 2006 and to date, the MPSA application has not yet been approved.

4. Interest in mining properties

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Malartic Township, Quebec			
Property	283,711	–	283,711
Expenditure	726,235	–	726,235
	1,009,946	–	1,009,946

The Company has 50% working interest in the Malartic Township Gold property of 3 claims of 120 hectares (300 acres).

5. Natural gas interests

	Balance, Beginning of Year $	Expenditure $	Grant and Other Receipt $	Balance, End of Period $
Sorel-Trois Rivieres property, Quebec				
(formerly known as Lac St. Pierre and Sorel properties)				
Expenditure	1,484,529	39,435	40,670 [1]	1,483,294

[1] The amount includes a grant from the Quebec Government of $39,109.

The Company has 54.12% working interest (as at December 31, 2005) in the Sorel-Trois Rivieres natural gas property of eight oil and gas permits of 127,542 hectares (315,150 acres).

The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in its Sorel-Trois Rivieres property, Petro St-Pierre Inc. ("PSP"), involves four oil and gas permits aggregating to 73,275 hectares (181,050 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman has committed to drilling one well by May 2006, while the other wells are optional. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts

from the Farmout Lands.

Talisman has drilled the test well on the Company's permit No. 2002PG625 in July 2006 (having been granted a time extension by the Company for the drilling due to permitting delay) to a depth of 1,298 meters. The well has been cased and is awaiting to date, a completion rig to conduct flow tests.

6. Share capital and options

Share Capital

Authorized

An unlimited number of common shares of no par value.

Issued	**No. of shares**	**Amount** $
Issued at December 31, 2005	25,053,554	9,348,336
Issued for cash in 2006		
– exercise of stock options	3,000	420
Stock-based compensation value of options exercised in 2006	–	180
Issued at September 30, 2006	25,056,554	9,348,936

At September 30, 2006, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At September 30, 2006, there were 850,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2005:

	Options outstanding	
	Number of shares	**Weighted average exercise price** $
Balance at December 31, 2005	873,000	0.121
Exercised in 2006	(3,000)	0.140
Balance at September 30, 2006	870,000	0.121

The following table summarizes outstanding share options at September 30, 2006:

Number of share options outstanding			**Expiry date**	**Weighted average exercise price**
Exercisable	**Unexercisable**	**Total**		$
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
197,000	–	197,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
870,000	–	870,000		0.121

b) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. For the nine months ended September 30, 2006, no stock-based compensation cost had been incurred, and the contributed surplus had been reduced by $180 re stock-based compensation value of options exercised in 2006.

7. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	September 30, 2006	September 30, 2005
	$	$
Numerator		
Net loss for the period – basic and diluted	(38,943)	(11.604)
Denominator		
Weighted average number of shares – basic	25,055,798	24,850,047
Effect of dilutive shares		
Stock options	870,000	873,000
Weighted average number of shares – diluted	25,925,798	25,723,047
Basic and diluted net earnings (loss) per share	(0.002)	0.000

Due to the loss in 2005 and 2006, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

8. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $27,000. These fees have been allocated to administrative expenses ($870) and resource properties ($26,130).

b) The second instalment ($35,100) of the consulting charge payable in 5 equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 **Dated October 31, 2006**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the nine months ended September 30, 2006 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2005 ("2005 Annual MD&A") dated March 30, 2006 are relevant for the period under review and therefore readers are advised to read this with the 2005 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, both in the Quebec Province – the 50% owned Malartic gold property of 3 claims of 120 hectares (300 acres) and the 54.12% owned (as at December 31, 2005) Sorel-Trois Rivieres natural gas property (formerly known as the Lac St. Pierre and Sorel natural gas properties) of 8 oil and gas permits of 127,542 hectares (315,150 acres) were maintained in good standing as at September 30, 2006 and to date.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in its Sorel-Trois Rivieres natural gas property, Petro St-Pierre Inc. ("PSP"), involves four permits aggregating to 73,275 hectares (181,050 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property and encompassing an exploratory trend that extends over 55 kilometers.

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. The option extends to April 2010. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands.

Following Altai's grant to Talisman (at the latter's request) of a time extension for the test well drilling from the agreement scheduled date of May 15, 2006 due to permitting delay, Talisman has drilled its stratigraphic well at Altai's oil and gas permit No. 2002PG625 in July 2006 to a depth of 1,298 meters. This vertical well encountered good gas shows during drilling. It has been cased and is awaiting availability of a completion rig which will allow flow tests to be conducted on the zones of interest. Altai will make a future announcement of the results as soon as Talisman releases results of the completion tests and flow rates.

ii) Altai and PSP's remaining four oil and gas permits aggregate to 54,267 hectares (134,100 acres).

To date less than one third of the four permits have been covered by seismic surveys all orientated to shallow gas targets (150 meters or less) in Pleistocene deposits. According to the independent consultant, the 20 outlined shallow gas targets (two have been drilled with gas discoveries) may contain 29 BCF of gas of which 12 BCF may be recoverable. To date, no seismic survey orientated to possible deep targets has been carried out on these permits.

iii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

i) As at September 30, 2006 and to date, Crew Gold Corporation, through its wholly owned subsidiary, Crew Minerals Philippines Inc., has not yet put into production the Negros Island sulfur property that it has optioned from Altai Philippines (of which the Company owns 40% equity interest and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest).

ii) As at September 30, 2006 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved by the Philippine Government.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In the nine months ended September 30, 2006, the Company incurred a loss of $38,053 including its share ($890) of the net loss of equity investment in Altai Philippines.

During the period, the major sources of funding for its exploration work in the Sorel-Trois Rivieres natural gas property, the administrative expenses and the second instalment payment of a long term consulting charge payable came from the receipt in January 2006 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, and the cash grant of approximately $39,000 from the Quebec Government in relation to exploration expenditures incurred by Altai in Quebec in 2005.

The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and are slightly higher in market value in 2006 to date compared to 2005 year end.

OUTSTANDING SHARES

As of October 31, 2006, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	25,056,554	25,055,798
Share options	870,000	870,000
Common shares fully diluted	25,926,554	25,925,798

MD&A06Q3

Form 52-109FT2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 31, 2006

"Maria Au"

Signature
Secretary-Treasurer

Form 52-109FT2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 31, 2006

"Niyazi Kacira"

Signature
President and Chief Executive Officer